1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

December 16, 2020

VIA EDGAR

Samantha A. Brutlag

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,418

Dear Ms. Brutlag:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,418 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares MSCI Philippines ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on November 25, 2020. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1: The second footnote to the “Average Annual Total Returns” chart on page S-10 states that the Underlying Index changed effective December 1, 2020, but the cover letter states that the change will be effective December 30, 2020. Please clarify.

Response: December 1, 2020 is the correct date for the Underlying Index change.

Comment 2: Please provide the Staff with a completed fee table and expense example for the Fund at least one week before effectiveness.

Response: As requested, the Trust has provided a completed fee table and expense example for the Fund at least one week before effectiveness.

Comment 3: In the Principal Investment Strategies section of the Prospectus on page S-2, please explain the index rebalancing and reconstitution process, and the frequency thereof.

Securities and Exchange Commission

December 16, 2020

Response: The Trust added the following to the Principal Investment Strategies:

The Underlying Index is rebalanced quarterly using an optimization process that aims to minimize the constituent weight differences between the Underlying Index and the MSCI Philippines Index (the “Parent Index”). All group entities are reviewed on an annual basis.

Comment 4: Please state the number of index components (a range is acceptable).

Response: The Trust respectfully notes that BFA relies on and complies with Rule 6c-11, which requires website disclosure of portfolio holdings on each business day. A complete list of the Fund’s holdings and selected key attributes of each may be viewed in HTML and downloaded on demand as a comma-separated-value (.csv) file. The Trust notes that the Fund’s precise, current holdings are more relevant to investors than the number of Underlying Index components as of the Fund’s fiscal year end. The Trust additionally notes that the Underlying Index’s approximate number of components as of the Fund’s most recent fiscal year is currently disclosed in the SAI’s description of the index methodology.

Comment 5: Please reorder the principal risks in order of importance for at least the top 3-5 risks rather than listing all of the risks alphabetically.

Response: The Trust is reviewing the guidance from the Division of Investment Management internally. Additionally, the Trust respectfully notes the following language currently in the sections entitled “Fund Overview - Summary of Principal Risks,” “A Further Discussion of Principal Risks,” and “A Further Discussion of Other Risks”:

The order of the below risk factors does not indicate the significance of any particular risk factor.

Comment 6: The Principal Investment Strategies include investments in small- and mid-capitalization companies, but “Small-Capitalization Companies Risk” and “Mid-Capitalization Companies Risk” are not included in the Fund’s principal risks. Please confirm whether these risks are a principal risk of the Fund.

Response: The Trust respectfully notes that while the Underlying Index includes large-, mid-, and small-capitalization companies, the Fund’s current exposure to the securities of small- and mid-capitalization companies does not constitute a principal risk of investing in the Fund. The Trust further notes that the Prospectus discloses the risks of investing in small- and mid-capitalization companies in the section entitled “A Further Discussion of Other Risks.”

Comment 7: The Fund’s investment strategy includes exposure to non-U.S. companies in emerging or frontier markets. Please provide disclosure for the following risks and any related risks associated with this strategy, or explain why the disclosure is not appropriate: (a) the potential for errors in index data, index computation, and index construction; (b) the potential significance of these errors on Fund performance; (c) the limitations on the Fund’s adviser’s ability to oversee the index provider due diligence process over index data prior to its use in index computation, construction, and rebalancing; and (d) the Fund’s rights and remedies associated with investments that track an index composed of foreign securities may be different than a fund that tracks domestic securities.

Securities and Exchange Commission

December 16, 2020

Response: The Trust respectfully notes that risks related to the use of the Index Provider and investments in non-U.S. securities are disclosed throughout the Summary Prospectus, Statutory Prospectus, and SAI.

For example, the risk of errors in index data, index computation, and index construction and the potential significance of these errors on Fund performance is disclosed in the “Index-Related Risk” risk factor of the Summary Prospectus on page S-4, which states that “[e]rrors in index data, index computations or the construction of the Underlying Index in accordance with its methodology may occur from time to time and may not be identified and corrected by the Index Provider for a period of time or at all, which may have an adverse impact on the Fund and its shareholders.” The “Operational Risk” risk factor on page 11 of the SAI states that “a Fund’s other service providers may experience disruptions or operating errors such as processing errors or human errors, inadequate or failed internal or external processes, or systems or technology failures, that could negatively impact the Funds.

Limitations regarding the Fund’s adviser’s ability to oversee the Index Provider due diligence process over index data prior to its use in index computation, construction, and rebalancing is referenced in the Principal Investment Strategies on page S-3, which states that “[t]he Underlying Index is sponsored by MSCI Inc. . . . which is independent of the Fund and BFA. The Index Provider determines the composition and relative weightings of the securities in the Underlying Index and publishes information regarding the market value of the Underlying Index.” Further, the “Operational Risk” risk factor on page 11 of the SAI states that “[w]hile service providers are required to have appropriate operational risk management policies and procedures, their methods of operational risk management may differ from a Fund’s in the setting of priorities, the personnel and resources available or the effectiveness of relevant controls. BFA, through its monitoring and oversight of service providers, seeks to ensure that service providers take appropriate precautions to avoid and mitigate risks that could lead to disruptions and operating errors. However, it is not possible for BFA or the other Fund service providers to identify all of the operational risks that may affect a Fund or to develop processes and controls to completely eliminate or mitigate their occurrence or effects.”

Index Provider data limitations specific to an index that tracks foreign securities is disclosed in the “Index-Related Risk” risk factor of the Statutory Prospectus on page 5, which states that “there may be heightened risks associated with the adequacy and reliability of the information the Index Provider uses given the Fund’s exposure to emerging markets, as certain emerging markets may have less information available or less regulatory oversight. Such errors may negatively or positively impact the Fund and its shareholders.” The limitations of rights and remedies related to investing in companies in emerging markets is disclosed in the “Risk of Investing in Emerging Markets” risk factor of the Summary Prospectus on page S-7, which states that “[c]ompanies in many emerging markets are not subject to the same degree of regulatory requirements, accounting standards or auditor oversight as companies in more developed countries, and as a result, information about the securities in which the Fund invests may be less reliable or complete,” and “[t]here may be significant obstacles to obtaining information necessary for investigations into or litigation against companies and shareholders may have limited legal remedies.”

Securities and Exchange Commission

December 16, 2020

Comment 8: In the first paragraph of the Principal Investment Strategies on page S-2, please clarify with an example or explain in plain English what it means by “constituents that MSCI determines have a control relationship.”

Response: To clarify, the Trust added the following to the MSCI 25/50 Indexes section of the SAI:

To determine “group entities,” MSCI analyzes financial accounts of listed companies holding stakes of 20% or more in other listed companies to determine whether these stakes are controlling in nature. In certain cases, even in the absence of consolidated accounts, MSCI may also consider two companies as belonging to the same group entity where there is reasonable evidence of control based on other information.

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Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre Smith

Nick Cordell

Michael Gung

George Rafal

Luis Mora

James Hahn

Jakob D. Edson